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------                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB NUMBER: 3235-0287
[ ] CHECK THIS BOX IF NO                                                                              EXPIRES: SEPTEMBER 30, 1998
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities                       ESTIMATED AVERAGE BURDEN
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the                          HOURS PER RESPONSE.........0.5
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935                          ------------------------------
    MAY CONTINUE. SEE             or Section 30(f) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940
(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
   Stapleton       Robert          R.           VoiceStream Wireless Corporation (VSTR)         to Issuer (Check all applicable)
--------------------------------------------   ----------------------------------------------    X  Director          10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement for      ----              ---
 VoiceStream Wireless Corporation                 Number of Reporting        Month/Year          X  Officer (give     Other (specify
 12920 SE 38th Street                             Person                        4/2001          ---- title below) --- below)
--------------------------------------------      (Voluntary)             -------------------
                  (Street)                                                5. If Amendment,                  President
  Bellevue        WA             98006                                       Date of Original   ------------------------------------
--------------------------------------------                                 (Month/Year)
    (City)        (State)           (Zip)                                                    7. Individual or Joint/Group Filing
                                                                          -------------------   (Check Applicable Line)
                                                                                                  X   Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form          Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
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Common Stock                     4/18/2001  M           13,529.00    A       $5.11                             D
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Common Stock                     4/18/2001  S           13,529.00(1) D     $103.518                            D
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Common Stock                     4/18/2001  M           36,471.00    A        $2.13                            D
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Common Stock                     4/18/2001  S           36,471.00(2) D     $103.518     198,485.00(3)          D
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Common Stock                                                                                624.00(4)          I          By Spouse
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D) (Instr.   Year)                                 ity
                             Security                            3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Stock Option - Right         5.153      4/18/2001     M             13,529.00  Immed. 12/31/2004  Common  13,529.00
to Buy                                                                                             Stock
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Stock Option - Right         2.146      4/18/2001     M             36,471.00  Immed. 01/01/2004  Common  36,471.00
to Buy                                                                                             Stock
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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 95,785.00(2)                  D
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      0.00(2)                  D
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Explanation of Responses:
1. The sale was pursuant to a Rule 10b5-1 plan on file with the Company.
2. The option grant has been adjusted to reflect the .0075 stock dividend declared by
   VoiceStream Wireless Corporation on March 12, 2001.
3. On March 12, 2001, VoiceStream Wireless Corporation declared a stock dividend, payable to all holders of record of common stock on March 23, 2001, of .0075 shares of common stock for each share of common stock outstanding. As a result, the reporting person received an additional 1.477 shares of common stock.
4. On March 12, 2001, VoiceStream Wireless Corporation declared a stock dividend, payable to all holders of record of common stock on March 23, 2001, of .0075 shares of common stock for each share of common stock outstanding. As a result, the reporting person received an additional
   4 shares of common stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Robert R. Stapleton         5/7/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                   Robert R. Stapleton

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form                                                            Page 2
displays a currently valid OMB Number.                                                                               SEC 1474 (7-96)

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